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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                      Government Technology Services, Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    383750106
                                 (CUSIP Number)

                                  July 29, 1998
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Linwood A. Lacy, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable

3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

            1,239,700

6.       SHARED VOTING POWER



7.       SOLE DISPOSITIVE POWER

         1,239,700

8.       SHARED DISPOSITIVE POWER



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         1,239,700

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.68%

12.      TYPE OF REPORTING PERSON

         IN



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Item 1.

         (a)    Name of Issuer:

                Government Technology Services, Inc.

         (b)    Address of Issuer's Principal Executive Offices:

                4100 Lafayette Center Drive
                Chantilly, VA  20151-1200

Item 2.

         (a)    Name of Person Filing:

                Linwood A. Lacy, Jr.

         (b)    Address of Principal Business Office:

                2304 Cranborne Road
                Midlothian, VA  23113

         (c)    Place of Organization or Citizenship:

                USA

         (d)    Title of Class of Securities:

                Common

         (e)    CUSIP Number:

                 383750106




Item 3.  Not Applicable.

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Item 4.  Ownership

         (a)    Amount Beneficially Owned:

                1,239,700

         (b)    Percent of Class:

                12.68%

         (c)    Number of Shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      1,239,700

                (ii)  Shared power to vote or to direct the vote


                (iii) Sole power to dispose or to direct the disposition of

                      1,239,700

                (iv)  Shared power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

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Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 1998


/s/ LINWOOD A. LACY, JR.
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Linwood A. Lacy, Jr.